April 25, 2019

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Thompson, Accounting Branch Chief

RE:    Broadridge Financial Solutions, Inc.
Form 10-K for Fiscal Year Ended June 30, 2018
Filed August 7, 2018

Response Dated April 25, 2019
File No. 001-33220

Dear Ms. Thompson:

The Company respectfully acknowledges your letter dated April 11, 2019 regarding our Form 10-K for the fiscal year ended June 30, 2018 (the “Form 10-K”). Set forth below is the response of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to your letter. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K. To assist your review, we have retyped the text of your comment below.
Form 10-K for Fiscal Year Ended June 30, 2018
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Explanation and Reconciliation of the Company’s Use of Non-GAAP Financial Measures, page 40
1. We note that your Non-GAAP measures for Adjusted Operating income (Non-GAAP), Adjusted Operating income margin (Non-GAAP), Adjusted Net earnings (Non-GAAP) and Adjusted earnings per share (Non-GAAP) include an adjustment to eliminate the portion of your amortization expense related to acquired intangibles and purchased intellectual property. Please tell us in detail why you present this adjustment in your Non-GAAP measures and how you considered the guidance in Question 100.04 of April 4, 2018 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinginterp.htm. Adjusting for a portion of your GAAP amortization and depreciation expense appears to create an individually tailored recognition and measurement method for amortization of the related acquired intangible assets and intellectual property. We may have further comment after reviewing your response.

RESPONSE:

The Company acknowledges the Staff’s comment regarding Adjusted Operating income, Adjusted Operating income margin, Adjusted Net earnings and Adjusted earnings per share (the “referenced Non-GAAP measures”).

The Company believes its treatment of the amortization of acquired intangibles and purchased intellectual property adjustment is not an individually tailored expense recognition or measurement method precluded by the guidance of Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“CDI 100.04”) for the following reasons:

a)
Amortization of acquired intangibles and purchased intellectual property is a GAAP amount and the adjustment to produce the referenced Non-GAAP measures merely sums two separately disclosed GAAP amounts (net income and amortization of acquired intangibles and purchased intellectual property). The referenced Non-GAAP measures derive entirely from two GAAP amounts and not from a fundamentally different basis of accounting or an individually tailored method of accounting.

b)	The Company’s approach does not result in the acceleration of revenue or the delayed recognition of costs.

c)	The adjustment to exclude amortization of acquired intangibles and purchased intellectual property has been consistently applied by the Company to all of its acquisitions.

The Company believes it is useful to differentiate acquired intangible assets and purchased intellectual property from other assets. Acquired intangible assets by their nature are different from other intangibles (such as purchased software licenses) or property and equipment, that are replaced on a regular basis as the assets expire. The costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in the Company’s operating “run-rate” costs as labor, facilities, overhead, etc. Consequently, the Company’s management uses the referenced Non-GAAP measures as a means of (i) evaluating ongoing operations including for internal planning and forecasting purposes, (ii) compensating management, (iii) predicting future cash flows and assessing the underlying value of our operations, and (iv) comparing operating performance across businesses that were created with different mixes of acquisitions to allow for a more consistent measure of performance on a period-over-period basis.

The Company’s management believes that the referenced Non-GAAP measures are also useful to investors and investment analysts by providing them with important transparency into our ongoing operating results, thereby enabling them to better compare our operating performance with the operating performance of our peer companies. The Company regularly tracks 12 public company peers for performance evaluation and analysis purposes and notes that 10 of those 12 peer companies make similar adjustments for acquired intangible asset amortization in the calculation of Non-GAAP measures. The Company notes that the adjustment of acquired intangible asset amortization seems to be commonly used as the impact of such amortization can vary significantly from company to company depending upon the nature and extent of acquisition activity.

In consideration of the Staff’s comment and in order to provide additional clarity in our financial reporting, the Company proposes to enhance our disclosure in future filings beginning with our Form 10-K for the fiscal year ended June 30, 2019. The Company proposes to include the following additional clarification regarding the referenced Non-GAAP measures in its Management’s Discussion and Analysis of Financial Condition and Results of Operations section (proposed new disclosure shown underlined):

We exclude Tax Act items, Gain on Sale of Securities and the MAL investment gain from our earnings measures because excluding such information provides us with an understanding of the results from the primary operations of our business and these items do not reflect ordinary operations or earnings. We exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, as such non-cash amounts are significantly impacted by the timing and size of individual acquisitions. Furthermore, Management believes that this adjustment enables better comparison of our results as Amortization of Acquired Intangibles and Purchased Intellectual Property will not recur in future periods once such intangible assets have been fully amortized. Any future acquisitions may result in the amortization of additional intangible assets.

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Please feel free to contact me at 516-472-5466, or David Lisa, Chief Accounting Officer, at 201-714-3846, should you require any additional information or have any additional questions.

Very truly yours,

/s/ James M. Young
James M. Young
Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission
Sondra Snyder, Staff Accountant

Broadridge Financial Solutions, Inc.
Timothy C. Gokey, President and Chief Executive Officer
Adam D. Amsterdam, Vice President, General Counsel
David J. Lisa, Chief Accounting Officer
Maria Allen, Associate General Counsel and Corporate Secretary